AMEX:ROY	NR 07-21
TSX:IRC	December 17, 2007

INTERNATIONAL ROYALTY CORPORATION INCREASES GOLD ROYALTY ASSETS

DENVER, COLORADO – December 17, 2007 - International Royalty Corporation (AMEX: ROY, TSX: IRC) (the "Company") (“IRC”) is pleased to update investors on recent expansions of its gold royalty portfolio. This growth has been achieved both through additional acquisitions and through additional advances and technical work on royalty-bearing projects by the operators.

On December 13, 2007 IRC purchased four royalties from Goldcorp Inc. (“Goldcorp”) for an acquisition cost of US$4.0 million. These four royalties include:

  An effective 0.28% to 2.79% NSR royalty on the Pinson gold project (“Pinson”). Barrick Gold Corporation is currently completing feasibility studies on the Pinson project at a cost of US$30 million1, to be completed by April, 2009.
  A 0.63% NSR2 royalty that covers approximately 10% of the Gold Hill Deposit. This Barrick Gold / Kinross Gold project is in pre-development with mine and construction planning to attain production in 2009 or 2010.
  A 4.00% NSR royalty on Radius Gold’s Tambor gold property in Guatemala
  A 0.526% working interest in one well and a 2.612% working interest in two oil wells, located in Sheridan County, Montana

The Pinson royalty further increases IRC’s holdings in the Pinson district of Nevada. Over the past three years, IRC has made two purchases on the Pinson trend and established itself as the largest owner of Pinson royalty interests, covering approximately 80% of the known high-grade gold Resources3 (Measured and Indicated Resources of 2.23 million tonnes grading 14.4 g/t gold for 1,060,000 ounces plus Inferred Resources of 3.1 million tonnes grading 11.7 g/t gold) located on fee lands not subject to the proposed changes in the Federal Mining Law. With the addition of the Goldcorp Pinson royalty, IRC’s interests on the known Pinson resources provide the Company with a higher total royalty rate4 (4.23%) and additional exposure to 14 square miles of regional exploration potential in the Pinson district.

The newly acquired royalty on the Gold Hill project expands the Company’s position to a 0.90% NSR. This project is at the feasibility-stage and represents an extension of the large Round Mountain gold mine in Nevada. Joint operators Kinross Gold and Barrick Gold are completing feasibility studies on this project.

In addition to these acquisitions IRC has seen strong internal growth from its gold royalty portfolio during the year. Highlights from the portfolio are detailed below.

On September 21, 20075, St Barbara Limited (“St Barbara”) announced their objectives for the next 12 months. These include:

  Production of 175,000 ounces of gold per year at the Southern Cross mine
  Commencement of gold production at the Gwalia Deeps project by September of 2008

  Establishment of reserves and commencement of mining at the Tower Hill deposit
  Expansion of open pit reserves at the Southern Cross mine.

On August 9, 20076, Mercator Gold PLC (“Mercator”) announced6 that production had commenced on its Meekatharra gold project, also located in Western Australia. Commissioning of the Bluebird Mill began during the second week of July and acheived full production by the end of September 2007. In its first full year of operation, commencing October 1, 2007, Mercator expects to produce 120,000 ounces of gold at its Meekatharra mine.

IRC owns a 1.5% NSR royalty on the Southern Cross, Meekatharra, Gwalia Deeps and Tower Hill projects. IRC purchased this royalty for US$10.2 million. At US$700 per ounce gold, IRC expects to receive US$3.7 million in revenue annually from these projects.7

Goldbelt Resources Ltd (“Goldbelt”) is being acquired by Wega Mining ASA for CA$114 million8. Goldbelt’s principal asset is the Inata gold deposit on its Belahouro project, located in Burkina Faso. IRC acquired this royalty in February 2005 for US$817,000. In October 2007, Goldbelt announced Proven and Probable Reserves of 15.4 million tonnes grading 1.9 g/t gold for 944,000 ounces, using a 0.8 g/t gold cutoff.9

IRC holds a sliding-scale NSR royalty on the Chilean side of Pascua Lama gold project. At a gold price of US$700 per ounce, this royalty is expected to pay in excess of US$13 million per year to IRC. The mine has a projected life of more than 20 years. According to the most recent timeline published by the project’s operator, Barrick Gold Corporation, production is expected to begin in 201010. The operator continues to advance its negotiations with the Argentine government on fiscal matters. Completion of these negotiations is expected to trigger the commencement of a three-year project construction schedule.

New production and expansion of output at existing mines, as well as growth in Reserves and Resources, illustrate the benefit of purchasing royalty portfolios which include both production and upside potential from earlier stage, pre-production projects. This growth is completely organic to IRC and does not require any additional capital investment or shareholder dilution on the part of the Company.

This press release has been reviewed by Nick Michael of SRK Consulting (U.S.) Inc, a qualified person for the purposes of National Instrument 43-101.

International Royalty Corporation
International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds over 70 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project, and a 1.5% NSR on more than 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the American Stock Exchange (AMEX: ROY).

On behalf of the Board of Directors,
INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver
Chairman and CEO

For further information please contact:
Jack Perkins, Investor Relations: (303) 991-9500
Douglas B. Silver, Chairman and CEO: (303) 799-9020
info@internationalroyalty.com
www.internationalroyalty.com

Renmark Financial Communications Inc.
Tina Cameron : tcameron@renmarkfinancial.com
Tel.: (514) 939-3989
www.renmarkfinancial.com

References

1	Atna Resources press release, September 18, 2007

2	Different rates apply if gold prices are above or below US$400 per ounce

3	Atna Resources press release, September 18, 2007

4	On the unpatented claims the royalty rate is calculated as 6.0% less other existing royalties less any Federal imposed royalties.

5	St Barbara Limited North American roadshow presentation, September 21, 2007, http://www.stbarbara.com.au/upfile/070921NthAmericanPrez.pdf

6	Mercator Gold PLC press release, August 9, 2007

7	2007-2010 average revenue per year

8	Goldbelt Press Release 10/18/2007

9	Goldbelt Press Release 10/16/2007

10	Barrick Gold Corporation Website, http://www.barrick.com/

Cautionary Statement Regarding Forward-Looking Statements
Some of the statements contained in this release are forward-looking statements, such as statements that describe IRC's estimated revenues including but not limited to IRC’s royalty interests in the Pinson, Gold Hill, Tambor and Sheridan County oil well projects and proposed acquisition of said royalty interests, estimated royalty revenues from these royalty interests, estimated production from these royalty intersts, and estimated mine life, costs and projected capital costs at these projects. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond IRC’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include fluctuations in gold and oil prices; timing of production; accuracy of the operators’ projections and production capacities; the effects of weather, operating hazards, adverse geological conditions and availablility of labor, materials and equipment; changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability. These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. IRC has relied on published data from the project operators, which it cannot independently verify. Accordingly, readers should not place undue reliance on any forward-looking statements.